Exhibit 99.1

NEWS RELEASE

Toronto, May 8, 2024

Triple Flag Announces Election of Directors

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) is pleased to announce that each of the nine individuals nominated for election as a director at the Company’s Annual and Special Meeting of Shareholders held on May 8, 2024 was elected.

The detailed voting results are set out below:

Director	Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
Dawn Whittaker	186,257,840	99.97%	64,494	0.03%
Susan Allen	185,913,486	99.78%	408,816	0.22%
Peter O’Hagan	186,040,777	99.85%	281,557	0.15%
Tim Baker	184,039,889	98.78%	2,282,444	1.22%
Geoff Burns	186,280,238	99.98%	42,095	0.02%
Mark Cicirelli	184,733,013	99.15%	1,589,318	0.85%
Blake Rhodes	186,297,066	99.99%	25,268	0.01%
Shaun Usmar	186,305,172	99.99%	17,162	0.01%
Elizabeth Wademan	186,263,802	99.97%	58,532	0.03%

Shareholders also voted in favor of the appointment of PricewaterhouseCoopers LLP as the auditor of the Company, the confirmation and approval of the Company’s omnibus equity incentive plan and all unallocated awards thereunder and the “Say-on-Pay” advisory resolution regarding the Company’s approach to executive compensation. Each of the resolutions approved at the meeting were described in detail in the Company’s Management Information Circular dated March 26, 2024, available under the Company’s profile on SEDAR+ (www.sedarplus.ca).

A report on all items of business voted at the Meeting has been filed on SEDAR+ (www.sedarplus.ca).

About Triple Flag

Triple Flag is a pure play, precious-metals-focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 234 assets, including 15 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 202 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

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